Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On March 10, 2025, Jeffs’ Brands Ltd, or the Company, or Jeffs’ Brands, entered into a purchase agreement, or the Agreement, with Smart Repair Pro, a wholly-owned subsidiary of the Company, or Smart Repair, Pure NJ Logistics LLC, or Pure Logistics, a New Jersey limited liability company that operates a strategically located logistics center in New Jersey, and the then holders of the issued and outstanding equity interests of Pure Logistics, L.I.A. Pure Capital Ltd., Eliyahu Yoresh and Tal Yoresh, or the Sellers, pursuant to which, at the closing (the “Closing”), the Sellers sold to Smart Repair, and Smart Repair purchased from the Sellers, all of the issued and outstanding equity interests of Pure Logistics, for an aggregate purchase price of approximately $2.6 million, or the Acquisition. The Closing occurred on March 18, 2025 or the Closing Date.

The unaudited pro forma condensed combined balance sheets are based on the individual historical balance sheets of the Company and Pure Logistics, prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, as of December 31, 2024, and has been prepared to reflect the effect of the Acquisition, which was completed on March 18, 2025, as if it had occurred on December 31, 2024. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 gives effect to the Acquisition as if it had occurred on January 1, 2024, the beginning of the Company’s fiscal year. The historical condensed combined financial information has been adjusted to give effect to pro forma events that are: 1) directly attributable to the Acquisition; 2) factually supportable; and 3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma financial statements were prepared in accordance with Article 11 of the U.S. Securities and Exchange Commission, or the SEC, Regulation S-X, or Article 11 of Regulation S-X. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made, as further described in the accompanying notes.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the Company’s historical audited financial statements for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F filed to the SEC by Jeffs’ Brands on March 31, 2025, the historical audited financial information of Pure Logistics for the year ended December 31, 2024 included as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K

The unaudited pro forma combined condensed financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have resulted had the Acquisition described above been consummated at the dates indicated, nor is it necessarily indicative of the results of operations which may be realized in the future. Furthermore, the unaudited pro forma combined condensed financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of December 31, 2024

(U.S. dollars in thousands)

	Jeffs’ Brands Ltd	Pure Logistics LLC	Transaction Accounting Adjustments			Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$2,564	$47		$(2,347)	3(a)	$264
Restricted deposit	17	247		-		264
Trade receivables	420	305		(26)	3(b)	699
Other receivables	491	19		-		510

Inventory	4,052	-		-		4,052

Total Current Assets	7,544	618		(2,373)		5,789

Non-current assets:
Property, plant and equipment, net	184	212		-		396
Investment accounted for using the equity method	754	-		-		754
Investment at fair value	5	-		-		5
Intangible assets, net	4,945	1,200		1,533	3(a)	7,678

Operating lease right-of-use assets	292	5,679				5,971

Total Non-current Assets	6,180	7,091		1,533		14,804

Total Assets	$13,724	7,709		(840)		20,593

Liabilities
Current liabilities:
Trade payables	$458	$8	$			$466

Other accounts payable	1,242	830		(26)	3(b)	2,046
Deferred tax liability	-	-		378	3(a)	378
Related parties payables	15	63		500	3(a)	578

Total Current liabilities	1,715	901		852		3,468

Non-current liabilities:
Lease liability	199	5,116		-		5,315
Deferred Taxes	33					33
Loans from related parties	-	1,120		(1,120)	3(a)	-
Derivative Liability	6,220			-		6,220

Total None Current liabilities	6,452	6,236		(1,120)		11,568

Total Liabilities	$8,167	7,137		(268)		15,036

Shareholders’ Equity:
Ordinary shares, no par value per share
Additional paid-in-capital	$21,637	$561		$(561)	3(c)	$21,637
				-
				-
Accumulated (deficit) Profit	(16,080)	11		(11)	(c)	(16,080)

TOTAL SHAREHOLDERS’ EQUITY	5,557	572		(572)		5,557

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,724	7,709		(840)		20,593

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2024

(U.S. dollars in thousands)

	Jeffs’ Brands Ltd		Pure Logistics LLC		Transaction Accounting Adjustments			Pro Forma
Revenues	$13,688		2,463		(362)		3(d)	15,789

Cost of goods sold	12,119		1,975		362		3(d)	13,732

Gross profit	1,569		488		-			2,057

Sales and marketing	1,302		60		180			1,542
General and administrative	5,405		327		-			5,732
Equity Loses	1,186		-		-			1,186
Other income	(120)		-		-			(120)

Operating loss	(6,204)		101		(180)			(6,283)

Finance expenses, net	1,290		23		-			1,313

(Loss) Profit before taxes	(7,494)		78		(180)			(7,596)
Tax expenses	310		-		-			310

Net (loss) Profit for the period	(7,804)		78		(180)			(7,906)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted	1,715,817	(*)	1,715,817	(*)	1,715,817	(*)		1,715,817	(*)

(Loss) Profit per ordinary share (basic and diluted)	(4.55	)(*)	0.05	(*)	(0.10	)(*)		(4.60	)(*)

(*)	Share and per share data in these condensed consolidated financial statements have been retroactively adjusted to reflect the reverse share split of the Company’s ordinary shares at a ratio of 1-for-13 effected on November 20, 2024.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Note 1 - Basis of presentation

The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2024, presents pro forma effect to the Acquisition, which was completed on March 18, 2025, as if it had been completed on January 1, 2024 and was derived from the Company’s historical audited financial statements for the year ended December 31, 2024 included in the Annual Report on Form 20-F filed to the SEC by Jeffs’ Brands on March 31, 2025 and the historical audited financial information of Pure Logistics for the year ended December 31, 2024 included as Exhibit 99.2 to this Form 6-K.

The unaudited pro forma condensed combined financial information herein has been prepared to illustrate the effects of the Acquisition in accordance with U.S. GAAP.

The unaudited pro forma condensed combined balance sheets as of December 31, 2024, assumes that the Acquisition occurred on December 31, 2024.

The unaudited pro forma condensed combined statement of balance sheets as of December 31, 2024, has been prepared using, and should be read in conjunction with, the following:

●	Jeffs’ Brands audited consolidated statement of balance sheets as of December 31, 2024, and the related notes, included in the Annual Report on Form 20-F filed with the SEC by Jeffs’ Brands on March 31, 2025; and

●	Pure Logistics’ audited consolidated balance sheets as of December 31, 2024, and the related notes, included as Exhibit 99.2 to this Form 6-K.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, have been prepared using, and should be read in conjunction with, the following:

●	Jeffs Brands’ audited consolidated statement of operations for the period ended December 31, 2024, and the related notes included in the Annual Report on Form 20-F filed with the SEC by Jeffs’ Brands on March 31, 2025; and

●	Pure Logistics’ audited consolidated statement of comprehensive income for the year ended December 31, 2024, and the related notes attached as Exhibit 99.2 to this Form 6-K.

Information has been prepared based on these preliminary estimates, and the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Acquisition.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Acquisition are based on certain currently available information and certain assumptions and methodologies that Jeffs’ Brands’ believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Jeffs’ Brands’ believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Acquisition based on information available to management at the time of the Closing Date and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or balance sheets that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual balance sheets and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction, or Transaction Accounting Adjustments, and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, or Management’s Adjustments. Jeffs’ Brands’ has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company following consummation of the Acquisition filed consolidated income tax returns during the periods presented.

Note 3 - Pro Forma Adjustments

The following describes the pro forma adjustments related to the Acquisition, that have been made in the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024, giving effect to the Acquisition as if it had been consummated on January 1, 2024, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

(a) The purchase price allocation is as follows (in thousands):

Cash payment		$2,347
Deferred cash consideration		500
Total consideration		2,847

Less: Acquired tangible net assets		572
Less: Short-term loans		1,120
Excess purchase price		1,155

Fair value adjustments:
Intangible asset – customer relationships	1,261
Deferred tax liabilities	(378)
Total fair value adjustments		883

Goodwill		272

The cash payment in the aggregate amount of approximately $2.3 million was paid upon the Closing.

The deferred cash consideration represents the cash deferred payment to be used to repay the promissory notes in the aggregate principal amount of $500 thousand, pro-rated to each Seller’s percentage of ownership in Pure Logistics, bearing an annual interest rate of 9%, which was issued by Smart Repair to the Sellers at the Closing, to be repaid by Smart Repair in ten monthly installments of $50 thousand each, pro-rated to each Seller’s percentage of ownership in Pure Logistics, beginning on the sixth month anniversary of the Closing Date. The deferred cash consideration was deemed to approximate the fair value of the promissory notes.

The pro forma adjustments give effect to the forward acquisition accounting, and specifically:

(1) to recognize $1,261 thousand of Pure Logistics’ identified intangible assets comprised of customer relationships with an 5-year useful life;

(2) to recognize $378 thousand of Pure Logistics’ deferred tax liabilities associated with the identified intangible assets; and

(3) to recognize Pure Logistics’ goodwill of $272 thousand.

(b)	Represents intercompany balance outstanding as of December 31, 2024.

(c)	Represents the consolidation equity elimination upon consolidation of Pure Logistics.

(d)	Represents intercompany transactions between Smart Repair and Pure Logistics for the period.